8/15

02049314

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

BEST AVAILABLE COPY

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cora Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 2 1 2002
P
THOMSON FINANCIAL

FILE NO. 82- 4571 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 8/16/02

82-4571

82-4571

CORA RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT MAY 21, 2002 FOR THE ANNUAL GENERAL MEETING OF MEMBERS TO BE HELD ON JUNE 27, 2002.

This Information Circular is furnished in connection with the solicitation of proxies by management of Cora Resources Ltd. (the "Company") for use at the Annual General Meeting of Members to be held on June 27, 2002 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, Directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

Advance Notice of Meeting was published on December 20, 2001 pursuant to the requirements of Section 111 of the *Company Act* of the Province of British Columbia and Section 4 of the Regulations to the *Company Act*.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A MEMBER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE REGISTERED OFFICE OF THE COMPANY AT 501 - 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 1L6, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. May 21, 2002 has been fixed in advance by the Directors as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting. As at the record date, 10,075,864 shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	No. of Voting Securities	Percentage
Douglas B. Brooks	1,119,352	11.1%

ELECTION OF DIRECTORS

Previously at an Annual General Meeting of Members, the number of positions on the Company's Board of Directors had been fixed at four.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the *Company Act* or unless he becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES*
Douglas B. Brooks North Vancouver, BC President and Director	President of the Company since Sept. 29/98; Investment Advisor with RBC Dominion Securities Inc. to February, 1997;	April 8, 1998 to date	1,119,352
Irvin B. Ridd West Vancouver, BC Director	Real Estate Broker with Premier Canadian Properties	November 14, 1996 to date	211,649
R. Kevin Addie Vancouver, BC Director	President of Bonnie Lee Fishing Charters Ltd.	November 14, 1996 to date	284,338
Ron Hughes Burnaby, BC Director	Self-employed Exporter of building supplies and housing packages	November 14, 1996 to date	40,000

* Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. Douglas Brooks, Irvin Ridd, Kevin Addie are the three Directors elected by the Board of Directors of the Company to the Audit Committee.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

Douglas B. Brooks became the President and Chief Executive Officer of the Company on September 29, 1998. The following table discloses annual salary and bonus compensation and long-term compensation received by this officer of the Company (the "Named

Executive Officer") during the financial years ending December 31, 1999, 2000 and 2001, being the three most recently completed financial years of the Company. No other officer's annual compensation during such periods exceeded $100,000.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Douglas B. Brooks President and CEO	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 333,793 170,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve 10% of the issued treasury shares of the Company for issuance to Directors and Key Employees pursuant to Stock Option Agreements entered into with them or to be entered into with them subject to regulatory approval. Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

No options, share purchase warrants or rights to purchase securities of the Company were granted as compensation for services rendered or otherwise in connection with office or employment ("Options") to the Company's Named Executive Officer during the most recently completed financial year.

The following options and SARs were exercised by the Named Executive Officer during the most recently completed financial year and outstanding to the Named Executive Officer at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Douglas B. Brooks	Nil	N/A	333,793 (Unexercisable)[1]	Nil

[1] On November 21, 2000 the Company was declared inactive. Options granted to the Company's insiders may not be exercised until such time as the inactive designation is removed by the TSX Venture Exchange.

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended December 31, 2001 or the current financial year in view of compensating such Officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.00.

Compensation of Directors

During the most recently completed financial year, the Directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as Directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

No Options to purchase shares of the Company were granted to non-executive Directors during the most recently completed financial year.

The following table sets out information with respect to options exercised by non-executive Directors during the most recently completed financial year and outstanding to non-executive Directors at December 31, 2001.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive Directors as a group	Nil	N/A	673,793 (Unexercisable)[1]	Nil

[1] On November 21, 2000 the Company was declared inactive. Options granted to the Company's insiders may not be exercised until such time as the inactive designation is removed by the TSX Venture Exchange.

MANAGEMENT CONTRACTS

The Company is a party to a Management Contract with Winston Resources Ltd., whereby Winston Resources Ltd. is engaged to perform management services at a fee of $2,500.00 per month.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended December 31, 2001.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the appointment of Amisano Hanson, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of Members at a remuneration to be fixed by the Board of Directors. Amisano Hanson were first appointed auditors on March 1, 2002. Duncan Budge, Chartered Accountant, resigned as auditor of the Company as of March 1, 2002 as a result of Duncan Budge discontinuing his accounting practice.

The "Notice of Change of Auditor", "Confirmation of Review" and letters from the former and successor auditors, all as filed with the Alberta and British Columbia Securities Commissions are attached hereto as Appendix "A" for review and consideration.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolution concerning the ratification of acts of Directors. Otherwise no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material Transactions since January 1, 2001

Related Party Transactions

During the financial year ended December 31, 2001, the Company did not enter into any material transaction with any Insider of the Company or its wholly-owned subsidiary.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Vancouver, British Columbia, the 28th day of May, 2002.

CORA RESOURCES LTD.

"Douglas B. Brooks"
DOUGLAS B. BROOKS
Chief Executive Officer and Chief Financial Officer

Appendix "A"

NOTICE OF CHANGE OF AUDITOR

PURSUANT TO NATIONAL POLICY NO. 31 OF THE CANADIAN SECURITIES ADMINISTRATORS

We hereby provide notice pursuant to National Policy No. 31 of the resignation of Duncan Budge, Chartered Accountant, as the auditor of Cora Resources Ltd. (the "Company") and the appointment of Amisano Hanson, Chartered Accountants, in his place.

We confirm that:

(i) On March 1, 2002 Duncan Budge advised the Company that he was discontinuing his accounting practice and, accordingly, was resigning as auditor of the Company.

(ii) There were no reservations contained in the auditor's reports on the annual financial statements of the Company for the completed fiscal year preceding the date of the resignation of Duncan Budge, Chartered Accountant.

(iii) The Company's audit committee and board of directors have reviewed and considered the resignation of Duncan Budge, Chartered Accountant, as auditor of the Company and the agreement of Amisano Hanson, Chartered Accountants, to act as auditors of the Company and have approved the appointment of Amisano Hanson, Chartered Accountants, as auditors of the Company.

(iv) In the opinion of the Company no reportable events occurred prior to the resignation from office of Duncan Budge, Chartered Accountant, on March 1, 2002.

The Company has requested each of Duncan Budge, Chartered Accountant, and Amisano Hanson, Chartered Accountants, to furnish it with letters addressed to the British Columbia Securities Commission and the Alberta Securities Commission stating whether or not each agrees with the above statements. Copies of such letters are filed as exhibits hereto.

DATED at Vancouver, British Columbia, this 8th day of March, 2002.

CORA RESOURCES LTD.

Douglas B. Brooks

Douglas B. Brooks

NOTICE OF CHANGE OF AUDITOR

PURSUANT TO NATIONAL POLICY NO. 31
OF THE CANADIAN SECURITIES ADMINISTRATORS

CONFIRMATION OF REVIEW

We hereby confirm that Cora Resources Ltd.'s (the "Company") Notice of Change of Auditor from Duncan Budge, Chartered Accountant (the "Former Auditor") to Amisano Hanson, Chartered Accountants (the "Successor Auditor") together with the letters from the Former and Successor Auditors all prepared in accordance with National Policy No. 31 and attached hereto have been reviewed by the audit committee and the Board of Directors of the Company.

DATED at Vancouver, British Columbia, this 3rd day of April, 2002.

CORA RESOURCES LTD.

Douglas B. Brooks

Douglas B. Brooks

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

X Schedule B

(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
CORA RESOURCES LTD.	December 31, 2001	02/05/10

ISSUER'S ADDRESS **905 West Pender Street, Suite 501**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 1L6	604-669-5886	604-669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	Director	604-669-5819

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
None	None

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Douglas Brooks"	DOUGLAS BROOKS	02/05/10
"Irvin Ridd"	IRVIN RIDD	02/05/10

(Electronic signatures should be entered in "quotations")

INVESTOR RELATIONS

No investor relations activities were undertaken by or on behalf of Cora during the year ended December 31, 2001.

FINANCING

No financing activities were undertaken by Cora during the year ended December 31, 2001.

INACTIVE STATUS

Effective November 21, 2000, Cora's trading status was designated as inactive by the Canadian Venture Exchange (now called TSX Venture Exchange). Cora filed a reactivation plan which was accepted and was given until May 22, 2002, to complete its reorganization. On February 27, 2002, Cora announced a letter of intent with Cyber Cinema Interactive Inc., providing for the acquisition of nine full animation video games for 1,000,000 Cora shares at a deemed price of $1.00 per share (the "Acquisition") (see item 4 "Subsequent Events") and a private placement of up to 10,000,000 (ten million) special warrants at a deemed price of $1.00 per unit to raise up to $10,000,000 (the "Financing"). Cora requested a halt in trading of its shares on February 28, 2002 after the announcement. Cora is currently seeking the necessary approvals for the Acquisition, Financing and related transactions and anticipates that, if these approvals are obtained and the Acquisition and Financing close, its shares will be recalled to trading with active trading status.

SUBSEQUENT EVENTS

1. <u>CyberCinema Acquisition, $10,000,000 Financing</u>

   On February 27, 2002, Cora announced it has entered into a letter of intent with CyberCinema Interactive Inc., a private British Columbia company based in Vancouver, B.C., Canada for the acquisition by Cora from Cyber of nine full motion video ("FMV") interactive games in consideration of 1,000,000 post-consolidated Cora shares at a deemed price of $1.00 per share.

   In connection with this proposed Acquisition, Cora agreed to a private placement to raise up to ten million dollars, which will consist of the sale of up to 10 million special warrants at a price of $1.00 per special warrant. Each special warrant entitles the holder thereof to acquire, at no additional cost, one post-consolidation common share of Cora. The private placement is subject to Cora receiving the necessary regulatory approvals for its proposed one-new-for-three-old share consolidation and for the intended change of business.

   It is believed that Cora will meet the necessary approvals and will receive active trading status upon confirmation of the proposed Acquisition and Financing.

   The proceeds of this financing are to be used to complete, convert to DVD format and refurbish and market the interactive video games being acquired, to develop a film of one of the games and if sufficient, to examine and possibly acquire additional home entertainment business opportunities subject to regulatory approval.

In connection with this proposed change of business, Cora requested a trading halt effective at the open on February 28, 2002. Trading in the shares of Cora will remain halted pending receipt and review of acceptable documentation by the TSX Venture Exchange.

2. $400,000 Private Placement

On February 6, 2002, Cora announced it has agreed to a private placement of $400,000 which will consist of the sale of four million post-consolidated units at $0.10 per unit, each unit consisting of one post-consolidated common share and one two-year non-transferable share purchase warrant with each such purchase warrant entitling each holder to purchase one additional post-consolidated common share of Cora at a price of $0.10 per share. The private placement is subject to Cora receiving the necessary approvals for its proposed one-new for-three-old-share consolidation. The proceeds of the private placement will be used for payment of debt and general corporate purposes. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

3. Share Consolidation

At an extraordinary general meeting held on February 25, 2002, Cora shareholders approved a one-new-share for three-old-shares consolidation of its share capital and a change of its name to Cora Ventures Inc. Conditional acceptance for filing by the TSX Venture Exchange has been received. Cora is proceeding with the share consolidation.

OUTLOOK

Cora has announced a major Acquisition and Financing (see "Inactive Status" and "Subsequent Events") and is currently focusing its efforts on completing the necessary steps to achieve exchange acceptance for filing of the Acquisition, Financing and related actions.

In addition to proceeding with its joint venture development of the Cairn Claims, Cora's Board of Directors is reviewing possible acquisitions in several business areas with a focus on emerging technologies and natural resources.

Cora has retained G.P. Technologies Inc. of Burnaby, British Columbia to assist with the evaluation and negotiation of potential acquisitions in the emerging technology and internet fields. G.P. Technologies will be paid a finder's fee if an agreement is successfully concluded.

CORA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

December 31, 2001 and 2000

	2001	2000
ASSETS		
Current		
Cash	$ 615	$ 20,926
Accounts receivable	3,093	1,757
Prepaid expenses	3,000	3,000
	6,708	25,683
Capital assets – Note 3	1,643	2,142
Resource properties – Note 4	15,113	15,113
	$ 23,464	$ 42,938
LIABILITIES		
Current		
Accounts payable	$ 448,664	$ 346,177
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 5	3,175,851	3,175,851
Deficit	(3,601,051)	(3,479,090)
	(425,200)	(303,239)
	$ 23,464	$ 42,938

Nature and Continuance of Operations – Note 1
Commitments – Notes 4, 5 and 7
Subsequent Events – Note 7

APPROVED BY THE DIRECTORS:

"Douglas Brooks", Director *"Irvin Ridd"*, Director

SEE ACCOMPANYING NOTES

CORA RESOURCES LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the years ended December 31, 2001 and 2000

	2001	2000
Administrative Expenses		
Accounting and audit fees	$ 11,657	$ 9,013
Amortization on capital assets	499	427
Consulting	4,417	-
Filing fees	3,290	7,730
Interest	33,175	27,021
Legal fees	6,100	9,939
Management fees	30,000	44,000
Office expenses	8,885	19,002
Rent	18,000	18,000
Transfer agent fees	2,183	2,798
Travel and promotion	3,755	7,764
Website development	-	17,000
Loss before other item	(121,961)	(162,694)
Other item		
Interest income	-	598
Net loss for the year	(121,961)	(162,096)
Deficit, beginning of year	(3,479,090)	(3,316,994)
Deficit, end of year	$ (3,601,051)	$ (3,479,090)
Basic and diluted loss per share	$ (0.01)	$ (0.02)

SEE ACCOMPANYING NOTES

Note 2 Summary of Significant Accounting Policies – (cont'd)

(c) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization using the following annual rates and methods:

Computer equipment	30% declining balance, one-half rate in the year of acquisition
Office furniture	20% declining balance, one-half rate in the year of acquisition

(d) Resource Properties and Deferred Exploration Expenditures

The acquisition of resource properties and related exploration and development costs are initially recorded at cost and deferred until the mineral properties are placed into production, sold or abandoned. Upon commencement of commercial production, these costs will be amortized over their estimated useful lives based upon a method relating recoverable resource reserves to production. Non-producing resource properties that the Company abandons interest in are written-off in the year of abandonment.

(e) Loss Per Share

Loss per share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants. The new standard has been applied on a retroactive basis and had no impact on the amounts previously reported.

Basic earnings per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(f) Income Taxes

Effective January 1, 2001, the Company retroactively has adopted the asset and liability method of accounting for income taxes, following new standards recommended by the Canadian Institute of Chartered Accountants. The effect of adopting the standards was not considered significant and did not impact amounts reported in prior years. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(g) Stock-based Compensation

The Company has a share purchase option plan which is described in Note 5. No compensation expense is recognized for this plan when share purchase options are issued to employees and directors. Any consideration paid by employees or directors on exercise of share purchase options is credited to share capital. If share or share purchase options are repurchased from employees or directors, the excess of the consideration paid over the carrying amount of the share purchase options cancelled is charged to deficit.

Note 3 Capital Assets

	2001			2000
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 1,342	$ 727	$ 615	$ 865
Office furniture	1,388	360	1,028	1,277
	$ 2,730	$ 1,087	$ 1,643	$ 2,142

Note 4 Resource Properties

By an option agreement dated August 5, 1999, the Company has the option to acquire a 50% interest in mining concessions known as the "Cairn Claims" located in the Cassiar Mining District, of British Columbia. To exercise the option, the Company must issue 100,000 common shares (issued at $0.15 per share) and fund exploration expenditures of $300,000 by August 5, 2002. Upon fully exercising the option, a joint venture will be formed with the optionor to further explore and develop the claims.

Note 5 Share Capital

Authorized:

100,000,000 common shares without par value

Issued:	Number	$
Balance, December 31, 1999	9,159,877	3,038,453
Issued for cash on exercise of stock options	915,987	137,398
Balance, December 31, 2000 and 2001	10,075,864	3,175,851

CORA RESOURCES LTD.

NOTICE OF ANNUAL GENERAL MEETING

02 AUG 15

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Members of Cora Resources Ltd. (hereinafter called the "Company") will be held at the offices of Beruschi & Company, 501 - 905 West Pender Street, Vancouver, British Columbia on June 27, 2002 at the hour of ten o'clock in the forenoon for the following purposes:

(a) To receive and consider the Report of the Directors, the audited financial statements of the Company for the period ended December 31, 2001, and the report of the auditor thereon;

(b) To appoint Amisano Hanson, Chartered Accountants, as auditor for the ensuing year at a remuneration to be fixed by the Directors;

(c) To ratify and confirm all acts, deeds and things done and proceedings taken by the directors and officers of the Company on its behalf since the last Annual General Meeting;

(d) To elect Directors for the ensuing year;

(e) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the registered office of the Company at 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, the 28th day of May, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Douglas B. Brooks"
DOUGLAS B. BROOKS
President and Director

DUNCAN BUDGE
P.O. Box 86207 Stn. Main
North Vancouver, B.C. V7L 4J8
Telephone: (604) 990-8068
Facsimile: (604) 990-8013

March 21, 2002

B.C. Securities Commission
9th Floor – 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Alberta Securities Commission
21st Floor – 10025 Jasper Avenue
Edmonton, Alberta T5J 3Z5

Dear Sirs:

Re: Cora Resources Ltd. (the "Company")

As the former auditor of the above Company, and pursuant to National Policy No. 31 of the Canadian Provincial Securities Administrators, I have reviewed the Notice of Change of Auditor dated March 8, 2002, (the "Notice") for the Company and, based on my knowledge of the information at the time, I agree with the following information contained in the Notice:

> The reason for the change of auditor is that the auditor discontinued his accounting practice and, accordingly, resigned as auditor of the Company.
>
> There were no reservations in the former auditor's report for the audit of the Company's most recently completed fiscal year or any period subsequent to the most recently completed period for which an audit report was issued and preceding March 1, 2002.
>
> The resignation of the former auditor has been considered and the appointment of the successor auditor has been approved by the Company's Board of Directors.
>
> There were no reportable events between the Company and Duncan Budge, Chartered Accountant.

I understand that this Notice, this letter and a letter from the successor auditor will be disclosed in the Information Circular to be mailed to all shareholders of the Company for the Company's next General Meeting at which action is to be taken concerning the change of auditor.

Yours very truly,

D Budge

DUNCAN BUDGE

cc: Amisano Hanson, Chartered Accountant
Attention: Terry Amisano

TERRY AMISANO LTD.
KEVIN HANSON, CA

AMISANO HANSON
CHARTERED ACCOUNTANTS

March 26, 2002

British Columbia Securities Commission
701 West Georgia Street, 9th Floor
Vancouver BC V7Y 1L2

– and –

Albert Securities Commission
10025 Jasper Avenue, 21st Floor
Edmonton AB T5J 3Z5

Dear Sirs:

Re: Cora Resources Ltd. (the "Company")

As the successor auditor of the above Company, and pursuant to National Policy No. 31 of the Canadian Provincial Securities Administrators, we have reviewed the Notice of Change of Auditor dated March 8, 2002 (the "Notice") for the Company and based on our knowledge of the information at that time, we agree with the following information contained in the Notice:

> The reason for the change of auditor is that the auditor discontinued his accounting practice and, accordingly, resigned as auditor of the Company.
>
> There were no reservations in the former auditor's report for the audit of the Company's most recent completed fiscal year or any period subsequent to the most recently completed period for which an audit was issued and preceding March 1, 2002.
>
> The resignation of the former auditor has been considered and the appointment of the successor auditor has been approved by the Company's Board of Directors.
>
> There were no reportable events between the Company and Duncan Budge, Chartered Accountant.

We understand that the Notice, this letter and a letter from the former auditor will be disclosed in the Information Circular to be mailed to all shareholders of the Company for the Company's next General Meeting at which action is to be taken concerning the change of auditor.

Yours truly,

AMISANO HANSON

Amisano Hanson

Per: T. Amisano

cc: Duncan Budge, Chartered Accountant

SUITE 604 - 750 WEST PENDER STREET
VANCOUVER CANADA
V6C 2T7

TELEPHONE (604) 689-0188
FACSIMILE (604) 689-9773
E-MAIL: amishan@telus.net

CORA RESOURCES LTD.
FORM 51
for the year ended December 31, 2001

Schedule A: Financial Information
- See attached financial statements

Schedule B: Supplementary Information

1. Analysis of expenses and deferred costs for the current fiscal year-to-date:

   Administrative Expenses
   - See attached financial statements

2. Related Party Transactions

   Aggregate amount of expenditures made to parties not at arm's-length $ Nil

3. Summary of securities issued and options granted during the period:
   For the current fiscal year to date.

   a) Summary of common shares issued during the period: Nil

   b) Summary of options granted during the period: Nil

4. Summary of securities as at end of the reporting period:

   a) Authorized share capital:
      - See Note 5 of the Financial Statements

   b) Number and recorded value for shares issued and outstanding:
      - See Note 5 of the Financial Statements

   c) Summary of option, warrants and convertible securities outstanding:
      - See Note 5 of the Financial Statements

   d) Total number of shares in each class of shares subject to escrow or pooling agreements: Nil

5. Directors and officers: Douglas Brooks, President and Director
   Irvin Ridd, Director
   Ron Hughes, Director
   Kevin Addie, Director
   Leeta Drinovz, Secretary

Schedule C: Management Discussion
- See attached

CORA RESOURCES LTD.
QUARTERLY REPORT
for the year ended December 31, 2001

Schedule C: Management Discussion

RESULTS OF OPERATIONS

Cora incurred a net loss of $121,961 ($0.01 per share) for the year ended December 31, 2001, as compared to a loss of $162,096 ($0.02 per share) for the year ended December 31, 2000. The decrease in net loss for the most recent fiscal year was due primarily to a decrease in administrative expenditures.

RESOURCE PROPERTIES

Cairn Claims – British Columbia

During the fiscal year ended December 31, 1999, Cora entered into a joint venture agreement with Auterra Ventures Inc. ("Auterra") providing for the joint venture development of the Cairn Claims. The Cairn Claims consist of four Crown granted mineral claims totaling 83.2 hectares located within the Toodoggone mining district of north-central British Columbia. The claims are situated four kilometers west of the Kemess North deposit and eight kilometers northwest of the Kemess South mine. The agreement was accepted for filing by the Vancouver Stock Exchange (now called TSX Venture Exchange).

In order to exercise its option under the joint venture agreement to earn a 50% interest in the Cairn Claims, Cora must issue 100,000 common shares in its capital stock to Auterra and incur exploration and development expenses on the claims totaling $300,000 over three years. Cora has issued 100,000 Common shares in its capital stock to Auterra.

Samples from Auterra's preliminary exploration program on the Cairn Claims are anomalous for copper, lead, zinc, silver and cadmium. A Phase II work program consisting of soil analysis, trenching and preliminary drilling has been recommended.

This past fall, Northgate Exploration Ltd., the current owner of the Kemess properties, announced significant exploration results from drilling in the general area of the Cairn Claims.

During the year ended December 31, 2001, Auterra and Cora agreed in principal to amend the joint venture agreement. One of the renegotiated terms will allow Cora an extension on exploration commitments for 24 months.

MANAGEMENT

At Cora's Annual General Meeting held on June 22, 2001, I. Ridd, D. Brooks, K. Addie and R. Hughes were appointed directors. Mr. Brooks continues to act as President.

CORA RESOURCES LTD.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001 and 2000

AUDITORS' REPORT

To the Shareholders,
Cora Resources Ltd.

We have audited the consolidated balance sheet of Cora Resources Ltd. as at December 31, 2001 and the consolidated statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

The consolidated financials statements as at December 31, 2000 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated February 26, 2001.

Vancouver, Canada
April 5, 2002

Chartered Accountants

CORA RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2001 and 2000

	2001	2000
Operating Activities		
Net loss for the year	$ (121,961)	$ (162,096)
Add item not involving cash:		
Amortization	499	427
	(121,462)	(161,669)
Changes in non-cash working capital items related to operations:		
Accounts receivable	(1,336)	1,703
Prepaid expenses	-	877
Accounts payable	102,487	(11,622)
	(20,311)	(170,711)
Investing Activity		
Purchase of capital assets	-	([illegible]
Financing Activity		
Proceeds from shares issued	-	137,398
Decrease in cash during the year	(20,311)	(34,701)
Cash, beginning of year	20,926	55,627
Cash, end of year	$ 615	$ 20,926

SEE ACCOMPANYING NOTES

CORA RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000

Note 1 Nature and Continuance of Operations

The Company is a development stage public company whose shares trade on the Canadian Venture Exchange. Effective November 21, 2000, the Company has been declared inactive under regulatory policies by the CDNX. The Company has been granted an extension from the original one year period to May 22, 2002 to initiate a reorganization plan. The Company is in the business of exploration of resource properties.

These financial statements have been prepared on a going concern basis. The Company has accumulated losses of $3,601,051 since inception and at December 31, 2001 has a working capital deficiency of $441,956. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations as they come due.

The Company was incorporated under the British Columbia Company Act.

Note 2 Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management's opinion been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and of its wholly-owned subsidiary Cora Online Resources Ltd., and its wholly owned inactive subsidiary, Senor Goldbean Iced Coffee Ltd. All inter-company transactions and balances have been eliminated.

(b) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, accounts receivable and accounts payable approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Note 5 Share Capital – (cont'd)

Commitments:

Stock-Based Compensation Plan

As of December 31, 2001 and 2000 the Company had 1,007,586 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held at $0.10 per share. These options expire on April 17, 2002.

Note 6 Corporate Income Tax Loss Carry-Forwards

The Company has accumulated non-capital losses totalling $1,139,775 which can be utilized to offset taxable income of future years. These losses expire as follows:

2002	$ 210,081
2003	199,088
2004	180,146
2005	130,319
2006	141,443
2007	159,236
2008	119,462
	$ 1,139,775

At December 31, 2001, the Company has incurred Canadian Exploration Expenses totalling $913,179 and Foreign Exploration and Development Expenses totalling $42,158 which may be applied against certain future years' taxable income at various rates per year.

The potential tax benefits of these losses and expenses, if any, has not been recorded in the financial statements.

Note 7 Subsequent Events

Subsequent to December 31, 2001:

a) Subject to regulatory approval, the Company intends to consolidate its outstanding shares on the basis of one new share for three old shares. In conjunction with the consolidation, the Company intends to change its name to Cora Ventures Inc.

b) The Company entered into a letter of intent with Cyber Cinema Interactive Inc., a private British Columbia company, to acquire nine full motion video interactive games in consideration of 1,000,000 post-consolidated common shares. In connection with the letter of intent, the Company has agreed to a private placement of up to 10,000,000 special warrants at a price of $1 each. Each special warrant entitles the holder thereof the right to acquire at no additional cost, one post-consolidation common share in the capital of the Company. The private placement is subject to the Company receiving regulatory approval.

Note 7 Subsequent Events – (cont'd)

c) The Company has agreed to a private placement of 4,000,000 units at $0.10 per unit. Each unit consists of one post-consolidated common share and one two-year non-transferable share purchase warrant with each share purchase warrant entitling the holder thereof the right to purchase one additional post-consolidated common share of the Company at a price of $0.10 per share. The private placement is subject to the Company receiving regulatory approval.

82-4571

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF CORA RESOURCES LTD. (THE "COMPANY") FOR THE ANNUAL GENERAL MEETING OF THE MEMBERS TO BE HELD ON JUNE 27, 2002.

The undersigned, a registered Member of the Company, hereby appoints Douglas B. Brooks, or failing him, Irvin B. Ridd, both Directors of the Company, or instead of either of them ________________________, as Proxy, with power of substitution to attend and vote for the undersigned at the Annual General Meeting of the Members of the Company to be held on June 27, 2002 and at any adjournment thereof. The undersigned hereby revokes any Instrument of Proxy heretofore given with reference to the Meeting or any adjournment thereof.

The Proxyholder is hereby directed to vote on any poll as follows:

1. FOR ( ) OR WITHHOLD FROM VOTING FOR ( ) the appointment of Amisano Hanson, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors.

2. FOR ( ) OR AGAINST ( ) the ratification, confirmation and approval of all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting.

3. The election of the following as Directors:

   (a) DOUGLAS B. BROOKS: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (b) IRVIN B. RIDD: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (c) R. KEVIN ADDIE: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (d) RON HUGHES: FOR ( ) OR WITHHOLD FROM VOTING ( )

NOTES:

1. The securities represented by Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting. IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY <u>IN FAVOUR OF</u> EACH MATTER IDENTIFIED IN THE PROXY AND <u>FOR</u> THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

2. EACH MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE ANNUAL GENERAL MEETING OF MEMBERS OTHER THAN THE MANAGEMENT NOMINEES.

   If you desire to designate as Proxy a person other than Douglas B. Brooks or Irvin B. Ridd, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as Proxy or complete another Form of Proxy.

3. A Proxy to be valid, must be dated and signed by the Member or his attorney authorized in writing or, where the Member is a corporation, by a duly authorized officer or attorney of the corporation. If the Proxy is executed for an individual Member, or by an officer or attorney of a corporate Member not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the Proxy instrument.

4. A Proxy, to be effective, must be deposited at the Company's registered office at 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

____
Signature

____
Name (Please Print)

____
Address

NUMBER OF SHARES: ____________

DATED this _____ day of ________________, 2002.

82-4571

SUPPLEMENTAL MAILING LIST RETURN CARD

RETURN CARD

TO: **CORA RESOURCES LTD.**

The undersigned certifies that he/she is the owner of securities of Cora Resources Ltd. (the "Company") and requests that he/she be placed on the Company's Supplemental Mailing List in respect of its interim financial statements.

DATED: ____________________, 2002.

____
Signature

____
Name - Please print

____
Address

____

NOTE:

If you wish to be included in the Company's Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to the Company's registered office at 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6.

82-4571

Schedule A: Financial Information

CORA RESOURCES LTD.

Interim Consolidated Financial Statements

For the three months ended March 31, 2002 and 2001
(Unaudited – Prepared by Management)

CORA RESOURCES LTD.

Interim Consolidated Balance Sheet
(Unaudited – Prepared by Management)

		As at March 31 2002		As at December 31 2001
ASSETS				
CURRENT				
Cash	$	**503**	$	615
Accounts receivable		**1,724**		3,093
Deposit and prepaid expenses		**3,000**		3,000
		5,227		6,708
MINERAL PROPERTIES (Note 5)		**15,113**		15,113
CAPITAL ASSETS (Note 6)		**1,545**		1,643
	$	**21,885**	$	23,464
LIABILITIES				
CURRENT				
Accounts payable	$	**477,174**	$	448,664
SHAREHOLDERS' EQUITY (DEFICIENCY)				
Capital stock (Sch. B – Note 4(b))		**3,175,851**		3,175,851
Deficit		**(3,631,140)**		(3,601,051)
		(455,289)		(425,200)
	$	**21,885**	$	23,464

APPROVED ON BEHALF OF THE BOARD

(Signed) "Douglas Brooks"
Douglas Brooks, Director

(Signed) "Irvin Ridd"
Irvin Ridd, Director

CORA RESOURCES LTD.
Interim Consolidated Statements of Loss and Deficit
(Unaudited – Prepared by Management)

	Three Months Ended March 31 2002	Three Months Ended March 31 2001
EXPENSES		
Indirect and administrative		
Accounting, audit and legal	$ 3,757	$ 2,277
Amortization	98	128
Interest expense	7,419	7,567
Consulting	1,050	-
Management fees	7,500	7,500
Office, rent and miscellaneous	6,047	5,034
Transfer agent and regulatory fees	4,218	2,535
Travel, promotion and auto	-	1,801
NET LOSS FOR THE PERIOD	30,089	26,842
DEFICIT, BEGINNING OF THE PERIOD	3,601,051	3,479,090
DEFICIT, END OF PERIOD	$ 3,631,140	$ 3,505,932
Loss/(Gain) per share	$ 0.003	0.003
Weighted Average Number of Shares	9,923,200	9,923,200

CORA RESOURCES LTD.

Interim Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)

	Three Months Ended March 31 2002	Three Months Ended March 31 2001
CASH PROVIDED BY (USED IN)		
OPERATING ACTIVITIES		
Loss for the period	$ (30,089)	$ (26,842)
Items not involving cash		
Amortization	98	129
	(29,991)	(26,713)
Change in non-cash working capital items:		
(Increase) Decrease in accounts receivable	1,369	(2,141)
(Increase) Decrease in deposits and prepaid expenses	-	(1,125)
Increase (Decrease) in accounts payable	28,510	11,017
	(112)	(18,962)
NET CASH INFLOW (OUTFLOW)	(112)	(18,962)
CASH, BEGINNING OF PERIOD	615	20,926
CASH, END OF PERIOD	$ 503	$ 1,964

CORA RESOURCES LTD.

Notes to the Interim Consolidated Financial Statements
March 31, 2002
(Unaudited – Prepared by Management)

1. NATURE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activities include the exploration of natural resource properties.

2. CONTINUING OPERATIONS

The accompanying interim consolidated financial statements have been prepared on the basis of generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Company's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to develop the properties and establish future profitable production from the properties, or from the proceeds of their disposition. The Company has not earned significant revenues and is considered to be in the development stage.

If the Company is unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Company may not be able to satisfy all its obligations.

Effective November 21, 2000, the Company was declared inactive under regulatory policies of the CDNX (now called TSX Venture Exchange). The Company filed a reactivation plan which was accepted and was given until May 22, 2002, to complete its reorganization. (Refer to Schedule C-Management Discussion)

2. NATURE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activities include the exploration of natural resource properties.

3. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant policies:

(a) *Principles of Consolidation*

These financial statements include the accounts of the Company and of its wholly-owned subsidiary Cora Online Resources Ltd., and its wholly-owned inactive subsidiary, Senor Goldbean Iced Coffee Ltd. All inter-company transactions and balances have been eliminated.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Resource properties and deferred exploration costs

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are deferred in the accounts on a property-by-property basis. The ultimate realization of the value of properties in the exploration and development stage is dependent upon the successful development or sale of these properties. If production is attained, these costs, together with the costs of production equipment, will be depleted and amortized using the unit-of-production method based upon the estimated reserves.

When there is little prospect of further work on a property being carried out or when minerals cannot be economically removed due to the market price of the minerals, the cost of the property is charged to operations. Management regularly reviews the carrying value of mineral property costs for impairment in value. Costs relating to properties abandoned are written off when the decision to abandon is made.

(c) Capital assets and depreciation

Capital assets are recorded at cost.

Depreciation is calculated on a declining balance basis at the following annual rates:

Computer equipment	30%
Office equipment	20%

(d) Loss per share

Loss per common share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants. The new standard has been applied on a retroactive basis and had no impact on the amounts previously reported.

Basic earnings per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

X Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
CORA RESOURCES LTD.	March 31, 2002	2002/05/30

ISSUER'S ADDRESS
501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
admin@coraresources.com	www.coraresources.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Douglas Brooks"	Douglas Brooks	2002/05/30

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Irvin Ridd"	Irvin Ridd	2002/05/30

Schedule B: Supplementary Information
FOR THE QUARTER ENDED March 31, 2002

1. ANALYSIS OF EXPENSES

1.1 Refer to the Consolidated Statements of Loss and Deficit per the attached financial statements. (Schedule A)

2. SECURITIES ISSUED during the three months ending March 31, 2002

(a) Private Placements: Nil

(b) Stock Options: Nil

3. OPTIONS GRANTED during the three months ending March 31, 2002

- Nil

4. CAPITAL STOCK as at March 31, 2002

(a) Authorized

100,000,000 Common shares without value

(b) Issued and fully paid

	2002		2001	
	Number of Shares	Amount $	Number of shares	Amount $
Balance as at December 31	10,075,864	3,175,851	10,075,864	3,175,851
Issued in period	-	-	-	-
Balance as at March 31	10,075,864	3,175,851	10,075,864	3,175,851

Subject to regulatory approval, the Company intends to consolidate its outstanding shares on the basis of one new for three old. In conjunction with he consolidation, the Company intends to change its name to Cora Ventures Inc.

(c) Options outstanding as at March 31, 2002

Expiry Date	Exercise Price	Number of shares
April 17, 2002	$ 0.10	1,007,586
Total shares under option		**1,007,586**

Subsequent to the above the options outstanding as at March 31, 2002 have expired unexercised.

(d) Shares in Escrow: Nil

Prepared by Management Without Audit

(e) Private placements

The Company has agreed to a private placement of 4,000,000 units at $0.10 per unit. Each unit consists of one post consolidated common share and one two-year non-transferable share purchase warrant with each share purchase warrant entitling the holder thereof the right to purchase one additional post-consolidated common share of the Company at a price of $0.10 per share. The private placement is subject to the Company receiving the necessary approvals of its proposed one-new-share for three-old-share consolidation and also is subject to acceptance for filing by the TSX Venture Exchange.

The Company entered into a letter of intent with CyberCinema Interactive Inc., a private British Columbia company, to acquire nine full motion video interactive games in consideration of 1,000,000 post consolidated common shares at a deemed price of $1.00 per share. In connection with the letter of intent, the Company has agreed to a private placement of up to 10,000,000 special warrants at a price of $1.00 each. Each special warrant entitles the holder thereof the right to acquire at no additional cost, one post consolidated common share in the capital of the Company. The private placement is subject to the Company receiving regulatory approval.

(e) List of Directors

D Brooks	- Director/President
K Addie	- Director
R Hughes	- Director
I Ridd	- Director
L Drinovz	- Corporate Secretary

Schedule C: Management Discussion

FOR THE QUARTER ENDED March 31, 2002

RESULTS OF OPERATIONS

Cora incurred a net loss of $30,089 ($0.003 per share) for the period ended March 31, 2002, as compared to a loss of $26,842 ($0.003 per share) for the period ended March 31, 2001. The increase in net loss for the most recent fiscal period was due primarily to an increase in administrative expenditures.

RESOURCE PROPERTIES

Cairn Claims – British Columbia

During the fiscal year ended December 31, 1999, Cora entered into a joint venture agreement with Auterra Ventures Inc. ("Auterra") providing for the joint venture development of the Cairn Claims. The Cairn Claims consist of four Crown granted mineral claims totaling 83.2 hectares located within the Toodoggone mining district of north-central British Columbia. The claims are situated four kilometers west of the Kemess North deposit and eight kilometers northwest of the Kemess South mine. The Vancouver Stock Exchange (now called TSX Venture Exchange) accepted the agreement for filing.

In order to exercise its option under the joint venture agreement to earn a 50% interest in the Cairn Claims, Cora must issue 100,000 common shares in its capital stock to Auterra and incur exploration and development expenses on the claims totaling $300,000 over three years. Cora has issued 100,000 Common shares in its capital stock to Auterra.

Samples from Auterra's preliminary exploration program on the Cairn Claims are anomalous for copper, lead, zinc, silver and cadmium. A Phase II work program consisting of soil analysis, trenching and preliminary drilling has been recommended.

During the year ended December 31, 2001, Auterra and Cora agreed in principal to amend the joint venture agreement. One of the renegotiated terms will allow Cora an extention on exploration commitments for 24 months.

TECHNOLOGY OPPORTUNITIES

On February 27, 2002, Cora announced it has entered into a letter of intent with CyberCinema Interactive Inc., a British Columbia company based in Vancouver, B.C., Canada for the acquisition by Cora from Cyber of nine full motion video ("FMV") interactive games in consideration of 1,000,000 post consolidated Cora shares at a deemed price of $1.00 per share. In connection with this proposed acquisition, Cora agreed to a private placement (refer Schedule B – Private Placements)

The private placement is subject to regulatory approvals for its proposed one-new-for-three-old share consolidation and for the intended change of business.

In connection with this proposed change of business, Cora requested a trading halt effective at the open on February 28, 2002. Trading in the shares of Cora will remain halted pending receipt and review of acceptable documentation by the TSX Venture Exchange.

It is believed that Cora will meet the necessary approvals and will receive active trading status upon confirmation of the proposed acquisition and financing.

SHARE CONSOLIDATION

At an extraordinary general meeting held February 25, 2002 Cora shareholders approved a one-new-share for three-old-shares consolidation of its share capital and a change of name to Cora Venture Inc. Conditional acceptance for filing by the TSX Venture Exchange has been received. Cora is proceeding with the share consolidation.

MANAGEMENT

Cora's Board of Directors consists of I. Ridd, D. Brooks, K. Addie and R. Hughes. Mr. Brooks acts as President.

OUTLOOK

Cora is currently focusing its efforts on completing the necessary steps to achieve exchange acceptance for filing of the full motion video games, financing and related actions. (refer Technology Opportunities). In addition, Cora is proceeding with its joint venture development of the Cairn Claims. Cora's Board of Directors is also reviewing possible acquisitions in several business areas with a focus on natural resources opportunities and emerging technologies.

Cora has retained G.P. Technologies Inc. of Burnaby, British Columbia to assist with the evaluation and negotiation of potential acquisitions in the emerging technology and internet fields. G.P. Technologies will be paid a finder's fee if an agreement is successfully concluded.

INACTIVE STATUS

Effective November 21, 2000, Cora has been declared inactive under regulatory policies. Cora has filed its reactivation plan, which was accepted and given until May 22, 2002, to complete its reorganization. On February 27, 2002, Cora announced a letter of intent with CyberCinema Interactive Inc. (refer Schedule B – Private Placements) Cora requested a halt in trading of its shares on February 28, 2002 after the announcement was made. Cora is currently seeking necessary approvals for the acquisition, financing and related transactions and anticipates that, if these approvals are obtained and the Acquisition and Financing close, its shares will be recalled to trading with active trading status.

INVESTOR RELATIONS ACTIVITIES

No investor relations activities were undertaken by or on behalf of Cora during the period ended March 31, 2002.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Income Taxes

Effective January 1, 2001, the Company retroactively has adopted the asset and liability method for accounting for income taxes, following new standards recommended by the Canadian Institute of Chartered Accountants. The effect of adopting the standards was not considered significant and did not impact amounts reported in prior years.

(f) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

(g) Stock-based compensation

The Company has a share purchase option plan which is described in Note 5. No compensation expenses is recognized for this plan when share purchase options are issued to employees and directors. Any consideration paid by employees or directors on exercise of share purchase options is credited to share capital. If share or share purchase options are repurchased from employees or directors, the exercise of the consideration paid over the carrying amount of the share purchase options cancelled is charged to deficit.

4. FINANCIAL INSTRUMENTS

Financial instruments of the Company are represented by cash and deposits, accounts receivable and accounts payable. The carrying value of these instruments approximates fair value due to their immediate or short-term maturity.

5. INVESTMENT IN AND EXPENDITURES ON MINERAL PROPERTIES

	Balance December 31, 2001	Incurred/(Written-down) During the Year	Balance March 31, 2002
Acquisition Expenditures Caim Cla ims	$ 15,000	$ -	$ 15,000
Deferred Exploration Expenditure Caim Claims	113	-	113
	$ 15,113	$ -	$ 15,113

Cairn Claims, British Columbia

By an agreement dated August 5, 1999, the Company has been granted an option to acquire a 50% interest in the Caim Claims, consisting of four Crown granted mineral claims (83.2 hectares) located in the Cassiar Mining District of British Columbia.

Total consideration to exercise the option consists of the following:

1. The issuance of 100,000 shares (issued) at a deemed price of $0.15 per share ($15,000)
2. Funding exploration expenditures on the Caim claims in the amount of $300,000 by August 5, 2002

Upon fully exercising the option, a joint venture (50/50 basis) will be formed with the optionor to further explore and develop the claims.

6. CAPITAL ASSETS

			March 31, 2002	December 31, 2001
Assets	Cost	Accumulated Depreciation	Net	Net
Computer equipment	$ 1,342	$ 774	$ 568	$ 615
Office equipment	1,388	411	977	1,018
	$ 2,730	$ 1,185	$ 1,545	$ 1,643

82-4571

CORA RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Fax: (604) 669-5886

May 30, 2002

Trading Symbol: KRA
12g3-2(b): 82-4571
Standard & Poor's Listed

NEWS RELEASE

Cora Resources Ltd. is pleased to announce that its unaudited interim financial statements for the three-month period ended March 31, 2002 have been filed. Cora incurred a net loss of $30,089 ($0.003 per share) for the period ended March 31, 2002, as compared to a loss of $26,842 ($0.003 per share) for the period ended March 31, 2001. The increase in net loss for the most recent fiscal period was due primarily to an increase in administrative expenditures.

CORA RESOURCES LTD.

per: Douglas B. Brooks
Douglas B. Brooks, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.